Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 3, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10720
Interest Rate Hedge Portfolio, Series 149
(the “Trust”)
CIK No. 1966970 File No. 333-270973

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Risk Factors

1.If the underlying ETFs invest in bonds that reference LIBOR, please add risk disclosure.

Response:If the Trust’s final portfolio has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon